UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   May 2013

Commission File Number: 000-51747

VioSolar, Inc.
 (Translation of registrant’s name into English)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.             Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Viosolar, Inc.  (the "Company") today advised by press release that it has re-audited its July 31, 2012 fiscal year end financial statements and re-filed its Annual Report on Form 20-F/A with the Securities and Exchange Commission, as well as SEDAR to comply with the requirements of the Alberta Securities Commission (the “ASC”) under Multi-Lateral Instrument 51-105.

Further the Company has filed on SEDAR certain other supplemental disclosure documents requested to be included in the filings with the ASC in order to comply with Canadian securities regulations under National Instruments 51-102, 52-109, 52-110 and 58-101.

Additional details on the above noted filings can be found in the Press Release issued today’s date, filed as Exhibit 99.1 hereto.

Further, the Company has filed as Exhibit 99.2 hereto the  Management’s Discussion and Analysis and certain schedules thereto that are compliant with the requirements of Multi-Lateral Instrument 51-105 which have been concurrently filed on SEDAR.

Exhibits	Description
99.1	Press release dated May 8, 2013	Filed herewith
99.2	Management’s Discussion and Analysis, including supplemental exhibits.	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR, INC.

Date: May 8, 2013	By:	/s/ Rick Walchuk
	Name:	Rick Walchuk
	Title:	President and Chief Executive Officer